





TOKYO
STAR
BANK

07028543

SUPPL

Office of International Corporate Finance
Securities and Exchange Commission
450 fifth Street, N.W.
Washington, D.C. 20549

December 5, 2007.

Re: The Tokyo Star Bank, Limited (the "Bank") File No. 82-35006 -Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

Please find enclosed the Bank's information furnished pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934, subsequent to the filing exemption established with the **SEC File No. 82-35006** as of August 18, 2006.
Summary of the enclosure is provided in the Exhibit-A hereto.

If you have any questions regarding the information and documents furnished, please contact the undersigned at 011-81-3-3224-7281 or Fax 011-81-3-3586-5137 The Tokyo Star Bank, Limited 6-16 Akasaka 1-chome, Minato-ku, Tokyo 107-8384 JAPAN.

PROCESSED
DEC 1 2 2007
THOMSON
FINANCIAL

Sincerely yours,

Christopher K. Taniguchi, CTP

// Enclosures

12/10

No.	Release Date	Document Name	When and by Whom required to be made public, filed or distributed
1	16/11/2007	Consolidated Financial Results for the First Half of Fiscal 2007	Required by TSE to be made public immediately
2	16/11/2007	Selected Financial Information for the First Half of Fiscal 2007 (Supplementary)	Required by TSE to be made public immediately
3	3/12/2007	FY2007 Interim Results Presentation	Information should be sent to the shareholders and investors

For Immediate Press Release:

November 16, 2007

Consolidated Financial Results for the First Half of Fiscal 2007

ended September 30, 2007

Company Name (Code Number): **The Tokyo Star Bank, Limited** (8384)
(URL http://www.tokyostarbank.co.jp/)

Stock Exchange Listings: First Section of Tokyo

Headquarters: Tokyo

Application of US GAAP: Not applied

1. Summary of Consolidated Financial Results for the First Half of Fiscal 2007 Ended September 30, 2007

(1) Operating Results

(millions of yen except per share data and percentages)

	For the six months ended September 30,		For the year ended
	2007	2006	March 31, 2007
Ordinary income	**42,420**	36,629	75,643
Change from the previous period	**15.8 %**	14.2 %	-
Ordinary profits	**13,767**	12,818	25,588
Change from the previous period	**7.4 %**	38.5 %	-
Net income	**17,400**	8,162	16,108
Change from the previous period	**113.1 %**	(1.2)%	-
Net income per common share	**24,857.47**	11,661.33	23,012.13
Diluted net income per common share	-	-	-

(2) Financial Conditions

(millions of yen except per share data and percentages)

	As of September 30,		As of March 31,
	2007	2006	2007
Total assets	**1,715,531**	1,575,203	1,682,345
Net assets	**113,543**	93,920	102,322
Ratio of net assets to total assets	**6.6%**	6.0%	6.0%
Net assets per common share	**162,204.67**	134,171.65	146,175.53
Capital adequacy ratio (based on the domestic standards)	**(Preliminary) 10.54%**	9.27%	9.52%

Notes:

1.Net assets, excluding Stock acquisition rights and Minority interests, as of
Sep. 30, 2007 : 113,543 million yen
Sep. 30, 2006 : 93,920 million yen
March 31, 2007: 102,322 million yen

2. Ratio of net assets to total assets = (Net assets - Stock acquisition rights - Minority interests) / Total assets X 100

3. Capital adequacy ratio as of March 31, 2007 and September. 30, 2007 are based on the new standard, Financial Services Agency Ordinance Announcement No.19. The ratio as of September 30, 2006 is based on the previous standard.

(3) Cash Flows (millions of yen)

	For the six months ended September 30,		For the year ended March 31, 2007
	2007	2006	
Net cash provided by (used in) operating activities	**(29,095)**	26,955	(9,525)
Net cash provided by (used in) investing activities	**30,366**	(24,503)	(42,599)
Net cash provided by (used in) financing activities	**(3,472)**	(3,443)	9,049
Cash and cash equivalents at the end of period / year	**56,416**	100,701	58,617

2.Payment of dividends

	For the year ended March 31,	
	2008	2007
Interim dividends per share	-	-
Term-end dividends per share	(Projection) 5,000.00 yen	5,000.00 yen
Total dividends per share (for the fiscal year)	(Projection) 5,000.00 yen	5,000.00 yen

3. Earnings Projections for the Fiscal Year Ending March 31, 2008

(millions of yen except per share data)

	For the year ending March 31, 2008
Ordinary income	76,400
Ordinary profits	21,500
Net income	23,000
Net income per common share	32,857.14

4. Others

(1) Significant Change in the Scope of Consolidation: No

(2) Change in Policies in preparation of Consolidated Financial Statements
1.changes due to revision accounting standards etc.: Yes
2.changes other than 1.above: Yes

(3) Number of shares outstanding as of:
September 30, 2007 (Common stock): 700,000 shares
September 30, 2006 (Common stock): 700,000 shares
March 31, 2007 (Common stock): 700,000 shares

(Reference)

1. Summary of Non-Consolidated Financial Results for the First Half of Fiscal 2007 Ended September 30, 2007

(1) Operating Results (millions of yen except per share data and percentages)

	For the six months ended September 30,		For the year ended
	2007	2006	March 31, 2007
Ordinary income	**41,996**	35,956	73,726
Change from the previous year	**16.7%**	15.5%	-
Ordinary profits	**13,637**	11,555	21,717
Change from the previous year	**18.0%**	41.3%	-
Net income	**17,304**	7,999	15,595
Change from the previous year	**116.3%**	(1.0%)	-
Net income per common share	**24,721.29**	11,427.17	22,279.33

(2) Financial Conditions (millions of yen except per share data and percentages)

	As of September 30,		As of March 31,
	2007	2006	2007
Total assets	**1,717,599**	1,576,183	1,683,388
Net assets	**111,813**	92,634	100,688
Ratio of net assets to total assets	**6.5 %**	5.9 %	5.9 %
Net asset per common share	**159,733.28**	132,335.09	143,840.32
Capital adequacy ratio (based on the domestic standards)	**(Preliminary) 10.38%**	9.13 %	9.42 %

Notes:

1.Net assets, excluding Stock acquisition rights and Minority interests, as of
Sep. 30, 2007 : 111,813 million yen
Sep. 30, 2006 : 92,634 million yen
March 31, 2007: 100,688 million yen

2. Ratio of net assets to total assets = (Net assets - Stock acquisition rights - Minority interests) / Total assets X 100
3. Capital adequacy ratio as of March 31, 2007 and September. 30, 2007 are based on the new standard, Financial Services Agency Ordinance Announcement No.19. The ratio as of September 30, 2006 is based on the previous standard.

2. Earnings Projections for the Fiscal Year Ending March 31, 2008

(millions of yen except per share data)

	For the year ending March 31, 2008
Ordinary income	75,300
Ordinary profits	16,000
Net income	22,200
Net income per common share	31,714.28

(Note)
The information contains forward-looking statements. The forward-looking statements are inherently susceptible to risks and uncertainties and does not guarantee future performance. Please note that future performance may differ from the prospect due to matters such as changes in business environments.

COMPARISON OF CONSOLIDATED BALANCE SHEETS

(millions of yen)	As of September 30, 2006 (A)	As of September 30, 2007 (B)	(B)-(A)	As of March 31, 2007 (C)	(B)-(C)
Assets:					
Cash and due from banks	108,138	72,998	(35,140)	74,516	(1,518)
Call loans	8,810	66,847	58,037	45,817	21,030
Monetary receivables bought	45,779	45,464	(315)	41,645	3,819
Trading securities	6	1	(5)	6	(5)
Monetary assets held in trust	3,643	3,600	(43)	3,624	(24)
Investment securities	296,682	303,600	6,918	318,679	(15,079)
Loans and bills discounted	1,088,095	1,199,038	110,943	1,169,024	30,014
Foreign exchange	384	312	(72)	1,261	(949)
Other assets	15,251	19,621	4,370	17,778	1,843
Tangible fixed assets	11,445	6,186	(5,259)	11,164	(4,978)
Intangible fixed assets	5,028	4,231	(797)	5,234	(1,003)
Deferred tax assets	13,314	16,051	2,737	13,198	2,853
Customers' liabilities for acceptances and guarantees	2,193	1,773	(420)	1,871	(98)
Reserve for possible loan losses	(23,570)	(24,197)	(627)	(21,478)	(2,719)
Total assets	1,575,203	1,715,531	140,328	1,682,345	33,186
Liabilities and net assets					
Liabilities:					
Deposits	1,414,196	1,503,330	89,134	1,480,455	22,874
Foreign exchange	3	6	3	30	(24)
Corporate notes	23,000	55,500	32,500	55,500	-
Other liabilities	39,892	39,570	(322)	39,352	218
Reserve for employees' bonuses	1,126	1,020	(106)	1,652	(632)
Reserve for executives' bonuses	708	745	37	1,086	(341)
Reserve for executives' retirement benefits	-	25	25	54	(29)
Reserve for possible losses on refund of interest	-	16	16	16	-
Negative goodwill	162	-	(162)	2	(2)
Acceptances and guarantees	2,193	1,773	(420)	1,871	(98)
Total liabilities	1,481,282	1,601,988	120,706	1,580,022	21,966
Net assets:					
Common stock	21,000	21,000	-	21,000	-
Capital surplus	19,000	19,000	-	19,000	-
Retained earnings	56,100	77,946	21,846	64,046	13,900
Total stockholders' equity	96,100	117,946	21,846	104,046	13,900
Unrealized loss on available-for-sale securities, net of taxes	(164)	(2,832)	(2,668)	(98)	(2,734)
Deferred loss on hedging instruments, net of taxes	(2,016)	(1,571)	445	(1,624)	53
Total valuation and translation adjustments	(2,180)	(4,403)	(2,223)	(1,723)	(2,680)
Total net assets	93,920	113,543	19,623	102,322	11,221
Total liabilities and net assets	1,575,203	1,715,531	140,328	1,682,345	33,186

COMPARISON OF CONSOLIDATED STATEMENTS OF OPERATIONS

	For six months ended September 30,			For year ended
(millions of yen)	2006 (A)	2007 (B)	(B)-(A)	March 31, 2007
Ordinary income:	36,629	42,420	5,791	75,643
Interest and dividend income	24,735	27,607	2,872	51,485
Interest on loans and discounts	*20,181*	*21,913*	*1,732*	*41,913*
Interest and dividends on securities	*2,750*	*4,007*	*1,257*	*6,106*
Fees and commissions	5,817	7,512	1,695	12,939
Other operating income	1,454	1,276	(178)	3,622
Other ordinary income	4,622	6,023	1,401	7,595
Ordinary expenses:	23,811	28,652	4,841	50,054
Interest expenses	4,409	5,527	1,118	9,361
Interest on deposits	*4,323*	*5,054*	*731*	*8,978*
Fees and commissions	1,437	2,516	1,079	3,642
Other operating expenses	91	1,218	1,127	310
General and administrative expenses	15,026	16,084	1,058	31,253
Other ordinary expenses	2,846	3,306	460	5,485
Ordinary profits	12,818	13,767	949	25,588
Extraordinary gains	1,025	18,844	17,819	1,410
Extraordinary losses	45	3,020	2,975	122
Income before income taxes	13,797	29,590	15,793	26,876
Income taxes				
Current	5,343	13,205	7,862	10,674
Deferred	291	(1,014)	(1,305)	93
Net income	8,162	17,400	9,238	16,108

COMPARISON OF CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

For the six months ended September 30, 2006

(millions of yen)

	Stockholders' equity				Valuation and translation adjustments			
	Common stock	Capital surplus	Retained earnings	Total stockholders' equity	Unrealized loss on available-for-sale securities, net of taxes	Deferred loss on hedging instruments, net of taxes	Total valuation and translation	Total net assets
Balance at beginning of the period	**21,000**	**19,000**	**51,437**	**91,437**	**(432)**	**-**	**(432)**	**91,005**
Changes during the period								
Cash dividends	-	-	(3,500)	(3,500)	-	-	-	(3,500)
Net income	-	-	8,162	8,162	-	-	-	8,162
Net changes in items other than stockholders' equity	-	-	-	-	268	(2,016)	(1,748)	(1,748)
Total changes during the period	-	-	4,662	4,662	268	(2,016)	(1,748)	2,915
Balance at end of the period	**21,000**	**19,000**	**56,100**	**96,100**	**(164)**	**(2,016)**	**(2,180)**	**93,920**

For the six months ended September 30, 2007

(millions of yen)

	Stockholders' equity				Valuation and translation adjustments			
	Common stock	Capital surplus	Retained earnings	Total stockholders' equity	Unrealized loss on available-for-sale securities, net of taxes	Deferred loss on hedging instruments, net of taxes	Total valuation and translation	Total net assets
Balance at beginning of the period	**21,000**	**19,000**	**64,046**	**104,046**	**(98)**	**(1,624)**	**(1,723)**	**102,322**
Changes during the period								
Cash dividends	-	-	(3,500)	(3,500)	-	-	-	(3,500)
Net income	-	-	17,400	17,400	-	-	-	17,400
Net changes in items other than stockholders' equity	-	-	-	-	(2,733)	53	(2,679)	(2,679)
Total changes during the period	-	-	13,900	13,900	(2,733)	53	(2,679)	11,220
Balance at end of the period	**21,000**	**19,000**	**77,946**	**117,946**	**(2,832)**	**(1,571)**	**(4,403)**	**113,543**

For the year ended March 31, 2007

(millions of yen)

	Stockholders' equity				Valuation and translation adjustments			
	Common stock	Capital surplus	Retained earnings	Total stockholders' equity	Unrealized loss on available-for-sale securities, net of taxes	Deferred loss on hedging instruments, net of taxes	Total valuation and translation	Total net assets
Balance at beginning of the year	**21,000**	**19,000**	**51,437**	**91,437**	**(432)**	**-**	**(432)**	**91,005**
Changes during the year								
Cash dividends	-	-	(3,500)	(3,500)	-	-	-	(3,500)
Net income	-	-	16,108	16,108	-	-	-	16,108
Net changes in items other than stockholders' equity	-	-	-	-	333	(1,624)	(1,291)	(1,291)
Total changes during the year	-	-	12,608	12,608	333	(1,624)	(1,291)	11,317
Balance at end of the year	**21,000**	**19,000**	**64,046**	**104,046**	**(98)**	**(1,624)**	**(1,723)**	**102,322**

COMPARISON OF CONSOLIDATED STATEMENTS OF CASH FLOWS

	For six months ended September 30,			For year ended
(millions of yen)	2006 (A)	2007 (B)	(B)-(A)	March 31, 2007
Cash Flows *from* Operating Activities				
Income before income taxes	13,797	29,590	15,793	26,876
Adjustments to reconcile income before income taxes to net cash used in operating activities				
Depreciation and amortization	973	983	10	2,139
Loss on impairment of fixed assets	7	-	(7)	11
Amortization of negative goodwill	(135)	(10)	125	(295)
Net increase (decrease) in reserve for possible loan losses	444	(2,829)	(3,273)	(1,587)
Net increase (decrease) in reserve for employees' bonuses	(402)	(632)	(230)	123
Net increase (decrease) in reserve for executives' bonuses	(328)	(341)	(13)	49
Net increase (decrease) in reserve for executives' retirement benefits	-	(29)	(29)	54
Net increase in reserve for possible losses on refund of interest	-	-	-	16
Interest and dividend income	(24,735)	(27,607)	(2,872)	(51,485)
Interest expenses	4,409	5,527	1,118	9,361
Net (gain) loss on investment securities	(640)	1,683	2,323	(798)
Net gain on monetary assets held in trust	(76)	(76)	0	(154)
Net gain on sales of fixed assets	(52)	(17,222)	(17,170)	(30)
Net increase in loans and bills discounted	(55,306)	(23,275)	32,031	(139,176)
Net increase in deposits	49,481	22,874	(26,607)	115,740
Net decrease in non-subordinated borrowed money	(1,000)	-	1,000	(1,000)
Net (increase) decrease in due from banks excluding due from Bank of Japan	10,687	(683)	(11,370)	2,225
Net increase in call loans and monetary receivables bought	(4,770)	(24,848)	(20,078)	(37,643)
Net (increase) decrease in foreign exchange assets	(109)	949	1,058	(986)
Net increase (decrease) in foreign exchange liabilities	(11)	(24)	(13)	16
Net increase in non-subordinated corporate notes resulting from issuance and redemption	20,000	-	(20,000)	40,000
Interest and dividends received	21,089	25,333	4,244	44,202
Interest paid	(884)	(10,691)	(9,807)	(5,928)
Others, net	16	(3,851)	(3,867)	(957)
Subtotal	32,454	(25,181)	(57,635)	774
Income taxes paid, including provisional payment	(5,498)	(3,913)	1,585	(10,299)
Net cash provided by (used in) operating activities	26,955	(29,095)	(56,050)	(9,525)

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(millions of yen)	For six months ended September 30, 2006 (A)	2007 (B)	(B)-(A)	For year ended March 31, 2007
Cash flows from investing activities				
Purchases of investment securities	(82,176)	(183,876)	(101,700)	(208,398)
Proceeds from sales of investment securities	27,027	6,203	(20,824)	35,955
Proceeds from redemption of investment securities	31,157	185,652	154,495	131,855
Increase in monetary assets held in trust	(724)	-	724	(3,407)
Decrease in monetary assets held in trust	846	116	(730)	3,625
Purchases of tangible fixed assets	(307)	(149)	158	(881)
Proceeds from sales of tangible fixed assets	159	22,806	22,647	389
Purchases of intangible fixed assets	(486)	(387)	99	(1,742)
Proceeds from sales of intangible fixed assets	-	-	-	5
Net cash (used in) provided by investing activities	(24,503)	30,366	54,869	(42,599)
Cash flows from financing activities				
Proceeds from issuance of subordinated corporate notes	-	-	-	12,500
Dividends paid	(3,443)	(3,472)	(29)	(3,450)
Net cash (used in) provided by financing activities	(3,443)	(3,472)	(29)	9,049
Net decrease in cash and cash equivalents	(991)	(2,201)	(1,210)	(43,075)
Cash and cash equivalents at beginning of the period	101,692	58,617	(43,075)	101,692
Cash and cash equivalents at end of the period	100,701	56,416	(44,285)	58,617

Significant Policies in Preparation of Consolidated Financial Statements

(1) Scope of consolidation

1) Consolidated subsidiaries: 2

Name of subsidiaries

TSB Capital, Ltd.

TSB Servicer, Ltd.

2) Non-consolidated subsidiaries

There are no non-consolidated subsidiaries.

(2) Application of equity method

There are no affiliates accounted for under the equity method.

(3) First half year end of consolidated subsidiaries

First half year ends of all consolidated subsidiaries are September 30.

(4) Amortization of goodwill

Goodwill is amortized over a period of five years on a straight-line basis, except that if the excess is immaterial it is fully charged to income in the period of acquisition.

Significant Accounting Change in Consolidated Financial Statements

The Bank's reserve for possible loan losses is provided pursuant to the internal rules governing the write-offs of claims and the reserve for possible loan losses.
For collateralized or guaranteed claims against debtors who are legally bankrupt or virtually bankrupt, the amount of claims exceeding the estimated value of the collateral or guarantees, which is deemed uncollectible, has been charged-off against the respective claims.
In recent years, several claims exist after the method, considerable amounts were collected (e.g., sales of collateral). In view of these circumstances, starting from this fiscal year, the Bank has decided to discontinue the method and to adopt an accounting policy where claims will not be charged off until collections on claims are completed or the amount deemed uncollectible is determined. Instead, a reserve will be established for the uncollectible portion.
As a result of this accounting change, loans and reserve for possible loan losses increased by 6,098 million yen respectively, as compared with the amounts which would have been recorded under the previous method.
Ordinary profits increased by 3,799 million yen and extraordinary profits decreased by 3,799 million yen and income before income taxes had no impact on the consolidated statements of operations for the first half year ended September 30. 2007.

Notes to the Consolidated Balance Sheet:

1. The amounts are rounded down to the nearest million of yen.
2. Trading Securities are stated at market value. Unrealized gain or loss on trading securities is recognized in earnings. Cost of securities sold is determined by the moving-average method.
3. Available-for-sale securities whose fair value is readily determinable are carried at fair value. Unrealized gain or loss on these securities is included in "Net assets", net of taxes. Available-for-sale securities whose fair value is not readily determinable are carried at cost or amortized cost. Cost of securities sold is determined by the moving-average method.
4. Derivative financial instruments are stated at fair value.
5. Tangible fixed assets are carried at cost less accumulated depreciation. Depreciation of tangible fixed assets of the Bank, except for buildings, is computed using the declining-balance method. Depreciation of the Bank's buildings is computed using the straight-line method.

   The primary estimated useful lives of buildings and equipment are as follows:

Building	8 years to 50 years
Equipment	2 years to 20 years

   Depreciation of tangible fixed assets of consolidated subsidiaries is computed principally using the declining-balance method over the estimated useful lives.
6. Amortization of intangible fixed assets is computed using the straight-line method. Costs of computer software developed or obtained for internal use are deferred and amortized over the estimated useful lives (mainly 5 years) as determined by the Bank and its consolidated subsidiaries.
7. Assets and liabilities denominated in foreign currencies are translated into yen primarily at the spot rates in effect at each balance sheet date.
8. Loans on deeds and bills discounted which the Bank acquired from other financial institutions are initially recorded at acquisition cost in the balance sheet, and the differences between the acquisition cost and principal amount are amortized in proportion to the principal over the life of each loan. Overdrafts and revolving loans on notes are carried at principal and such differences are recorded as a liability and amortized over the remaining term of each loan using the straight-line method. Regardless of the above treatments, loans to debtors classified as likely to become bankrupt, virtually bankrupt or legally bankrupt are recorded at their respective acquisition costs and the differences are not amortized.
9. The Bank's reserve for possible loan losses is provided pursuant to its internal rules governing write-offs of claims and the reserve for possible loan losses.

   For claims against debtors who are normal or whose claims are being restructured (as stated in Notes 20) as prescribed in the Special Committee on Auditing Issues Concerning Banks and Other Institutions Report No.4, "Practical Guideline Concerning the Validation of Internal Controls and the Auditing of Bad Debts Written off and the Allowance for Bad Debts with Respect to the Self-Assessment of Assets Undertaken by Bank and Other Financial Institutions", issued by Japanese Institution of Certified Public Accountants (JICPA), claims have been classified into given categories and a reserve is provided based on the loan loss ratios derived from records of loan losses over a certain historical period.

For claims against debtors who are likely to become bankrupt, a reserve is provided at the amount deemed necessary based on overall solvency assessment of the amount of claims net of expected amounts recoverable from the disposal of collateral or the execution of guarantees.

For claims against debtors who are legally bankrupt or virtually bankrupt, a reserve is provided based on the amount of claims, after charge-offs and net of any amounts expected to be collected through the disposal of collateral or the execution of guarantees.

For claims against debtors who are likely to become bankrupt or whose claims are being restructured, if the amount of the claims exceeds a certain level for which the amount of future cash flows can be reasonably estimated, a reserve is provided for the difference between the present value of the expected future cash flows discounted at the initial contracted interest rate and the carrying value of each claim.

All claims are assessed by the credit organization divisions based on the internal rules for self-assessment of asset quality. The credit examination division, which is independent from credit organization divisions, subsequently performs a review of their assessments, and a reserve is provided based on the results.

Provisions for possible loan losses on claims purchased from other financial institutions are directly offset against any income from the amortization of the difference between the contractual principal and the acquisition costs of the purchased claims since the amortization income represents a change in the credit risk of the purchased claims.

For collateralized or guaranteed claims against debtors who are legally bankrupt or virtually bankrupt, the amount of claims exceeding the estimated value of the collateral or guarantees, which is deemed uncollectible, has been charged-off against the respective claims. The Bank has, starting from this fiscal year, discontinued the method and adopted an accounting policy where claims will not be charged off until collections on claims are completed or the amount deemed uncollectible is determined. Instead, a reserve will be established for the uncollectible portion. The amounts remaining as at September 30, 2007, which was charged off for the year ended March 31, 2007, were 13,102 million yen.

The consolidated subsidiaries' reserve for possible loan losses is provided based on the historical loan loss experience for normal claims and on estimates of collectibility on a loan-by-loan basis for impaired loans.

10. The reserve for employees' bonus is provided based on the estimated amounts attributed to the current half fiscal year for future bonus payments to employees.
11. The reserve for executives' bonus is provided based on the estimated amounts attributed to the current half fiscal year for future bonus payments to directors and executive officers.
12. The reserve for executive retirement benefits is provided based on the estimated amounts of the future payments attributed to the current half fiscal year.

    For the year ended September 30, 2006, retirement benefits to directors and executive officers were expensed when the payments fell due. From the previous second half of fiscal year, the Bank adopted the above standard. This accounting change increased other ordinary expenses by 49 million yen and decreased income before income taxes by 49 million yen.
13. The reserve for possible losses on refund of interest was recognized based on the past experience of refunds and claims of refunds arising from the loans of a consolidated subsidiary of the Bank, as adjusted

for estimated future refunds. This accounting change had no material impact on income before income taxes.

14. Non-cancelable leases are accounted for as operating leases (whether such leases are classified as operating or finance leases), except that lease agreements that stipulate the transfer of ownership of the leased assets to the lessee are accounted for as finance leases.
15. In order to hedge interest-rate risk arising from financial assets and liabilities, the Bank applies deferral hedge accounting as prescribed in the Industry Audit Committee Report No. 24, "Accounting and Auditing Treatment of Accounting Standard for Financial Instruments in the Banking Industry," issued by the JICPA. Under the Industry Audit Committee Report No. 24, the Bank groups its deposits (hedged items) and interest-rate swaps (hedging instruments) by maturity and assesses the hedge effectiveness by comparing the changes in value of each basket of deposits and the corresponding changes in value of the interest-rate swaps.
16. Transactions subject to national and local consumption taxes are recorded at amounts exclusive of consumption taxes. Consumption taxes levied on purchases of fixed assets, which are not tax-deductible, are charged to income as incurred.
17. Accumulated depreciation on tangible fixed assets was 4,001 million yen.
18. Loans to bankrupt borrowers and past due loans are included in loans and bills discounted, and the amounts were 3,218 million yen and 20,250 million yen, respectively.

    Loans to bankrupt borrowers represent loans which have been placed in non-accrual status due to substantial delinquency or to other reasons ("non-accrual loans"), and meet certain provisions as stipulated in Article 96, Paragraph 1, Subparagraphs 3 or 4 of the Enforcement Ordinance of the Corporation Tax Law of Japan.

    Past due loans represent non-accrual loans, other than loans to bankrupt borrowers and loans on which the payment of interest has been deferred in order to assist the restructuring of these borrowers who are experiencing financial difficulties.

    The Bank's reserve for possible loan losses is provided pursuant to the internal rules governing the write-offs of claims and the reserve for possible loan losses.

    For collateralized or guaranteed claims against debtors who are legally bankrupt or virtually bankrupt, the amount of claims exceeding the estimated value of the collateral or guarantees, which is deemed uncollectible, has been charged-off against the respective claims. The Bank has, starting from this fiscal year, discontinued the method and adopted an accounting policy where claims will not be charged off until collections on claims are completed or the amount deemed uncollectible is determined. Instead, a reserve will be established for the uncollectible portion. As a result, loans to bankrupt borrowers increased by 2,583 million yen and past due loans increased by 3,515 million yen compared with the amount which would have been recorded under the previous method.
19. Loans past due three months or more are included in loans and bills discounted, and the amount was 1,077 million yen. Loans past due three months or more represent loans on which the payment of principal or interest is three months or more past due from the day following the contractual due date. Such loans exclude loans to bankrupt borrowers and past due loans.

20. Restructured loans are included in loans and bills discounted, and the amount was 10,996 million yen.- Restructured loans represent loans which have been restructured to provide relief to the borrowers by reducing interest rates, by rescheduling interest payments and payments on principal, or by waiving claims for borrowers experiencing financial difficulties. Such loans exclude loans to bankrupt borrowers, past due loans and loans past due three months or more.
21. Total amount of loans to bankrupt borrowers, past due loans, loans past due three months or more and restructured loans was 35,542 million yen. The amount stated in Notes 19 through 22 represents the gross receivable amounts before a reduction for the Reserve for possible loan losses.
22. For collateralized or guaranteed claims against debtors who are legally bankrupt or virtually bankrupt, the amount of claims exceeding the estimated value of the collateral or guarantees, which is deemed uncollectible, has been charged-off against the respective claims. The Bank has, starting from this fiscal year, discontinued the method and adopted an accounting policy where claims will not be charged off until collections on claims are completed or the amount deemed uncollectible is determined. Instead, a reserve will be established for the uncollectible portion. The amounts remaining as at September 30, 2007, which was charged off for the year ended March 31, 2007, were 3,067 million yen for loans to bankrupt borrowers and 10,022 million yen for past due loans.
23. A loan participation transaction which transfers substantially all the risks and rewards of the transferred asset is accounted for as a sale of a loan by an originating lender to a participant. Loan participation agreements, which were accounted for as sales of loans, totaled 64 million yen. The loan in which the Bank was a participant under loan participation agreements and which were accounted for as loans to debtors amounted to 1,455 million yen.
24. Bills discounted, which can be either sold or repledged by the Bank, are treated as financing transactions rather than as sales in accordance with the Industry Audit Committee Report No.24, "Accounting and Auditing Treatment of Accounting Standard for Financial Instruments in the Banking Industry." The total face value was 744 million.
25. Assets pledged as collateral were as follows:

Investment securities	24,061 million yen

Liabilities secured by such pledged assets were as follows:

Deposits	276 million yen

In addition, investment securities of 35,834 million yen were pledged as collateral principally to clearing agencies for settlement of foreign and domestic exchange transactions, and security deposits of 2,546 million yen were included in "Other assets."

26. Subordinated notes of 15,500 million yen were included in "Corporate notes."
27. Net assets per common share was 162,204.67 yen.
28. The cost and carrying value of available-for-sale securities with readily determinable fair value and the related unrealized gain (loss) are summarized as follows.

Available-for-sale securities with fair value: (millions of yen)

	Cost	Carrying value	Net unrealized gain (loss)
Domestic equities	226	338	112
Domestic bonds	167,039	166,388	(650)
Government bonds	151,205	150,704	(501)
Municipal bonds	607	603	(4)
Corporate bonds	15,225	15,080	(144)
Others	86,661	82,424	(4,236)
Total	253,927	249,151	(4,775)

Where compound instruments in "Others" as a whole are marked to market, and unrealized gain (loss) is included in Income before income taxes, these instruments are excluded.

The unrealized gain (loss) amount, net of deferred tax assets of 1,943 million yen, were (2,832) million yen, which were included in "Unrealized gain (loss) on available-for-sale securities, net of taxes."

29. The carrying value of securities without readily determinable fair value is summarized as follows:

(millions of yen)

	Balance sheet amount
Available-for-sale securities	
Unlisted shares (excluding shares of stock traded on the OTC market)	512
Corporate bonds	53,262
Others	674

30. Overdraft agreements and loan commitments are agreements under which the Bank and its consolidated subsidiaries are obliged to extend loans up to a prearranged limit unless the customer is in breach of contract. The loan commitments not yet utilized at Sep. 30, 2007 totaled 132,649 million yen, of which 81,409 million yen, related to agreements whose contractual terms were for one year or less or which were unconditionally cancelable at any time. As the majority of these agreements expire without the right to extend the loans being exercised, the unutilized balance of the commitments does not affect the future cash flows of the Bank or of its consolidated subsidiaries. These agreements usually include provisions which stipulate that the Bank and its consolidated subsidiaries have the right either to refuse the execution of the loans or to reduce the contractual commitments when there is a change in the borrower's financial condition, or when additional assurance of the financial stability and creditworthiness of a borrower is necessary, or when other unforeseen circumstances arise. The Bank and its consolidated subsidiaries take various measures to protect their credit. Such measures include obtaining real estate or securities as collateral upon entering into the agreements, monitoring a customer's business on a regular basis in accordance with established internal procedures, and amending loan commitment agreements as and when necessary.

31. The Bank was examined by the Tokyo Regional Taxation Bureau for its corporate income taxes (corporate tax, inhabitant taxes and enterprise tax) for the period from the fiscal year ended March 31,

2002 through March 31, 2004. As a result of this examination, the Bank received a disposition concerning certain differences in profit recognized on amortization of the differences between the carrying value of purchased loans related to business transfers and the related purchase amounts as well as timing differences in profit recognition (the amount of profit which should have been recognized was different or the profit should have been recognized earlier for the tax purpose). Accordingly, the Bank received a reassessment notice on June 29, 2005. Specifically, the Bank was required to make payment of back taxes of 8,801 million yen, which extended over 3 fiscal years, as well as an additional tax payment and a late penalty of 1,685 million yen.

In order to avoid further payment of additional tax and penalty, the Bank has fully paid the back taxes, additional tax and late penalty. However, the Bank believes that its original treatment of profit on the amortization was appropriate from both accounting and tax perspectives. Thus, on August 26, 2005, the Bank petitioned the National Tax Tribunal for a reexamination.

32. The definitions of securities in "Accounting Standards for Financial Instruments"(ASBJ Statement No10) and in "Practical Guidelines on Accounting Standards for Financial Instruments"(JICPA Laws and Regulations Committee Report No.14) were partially revised on June 19,2007 and on July 4,2007 respectively, which is applicable from the fiscal year ending on or after the enforcement date of the Financial Instruments and Exchange Law. The Bank has adopted the revised standards and guideline commencing with this fiscal year.

Notes to the Consolidated Statement of Operations:

1. The amounts are rounded down to the nearest million.
2. Net income per common share is 24,857.57 yen
3. "Other operating income" includes gain of financial derivatives of 815 million yen and gain on sales of loans of 452 million yen.
4. "Other ordinary income" includes gain on sales of loans of 3,111 million yen and gain on recovery of purchased loans of 1,884 million yen
5. "Other operating expenses" includes loss on sales of loans of 778 million yen and loss on sales of foreign exchange transactions of 361 million yen.
6. "Other ordinary expenses" includes reserve for possible loan losses of 2,167 million yen and write-offs of loans of 713 million yen.
7. "Extraordinary gains" includes collection of written-off claims of 619 million yen and gain on sales of fixed assets of 18,224 million yen.
8. "Extraordinary losses" includes devaluation loss on securities of 2,017 million yen and loss on disposal of fixed assets of 1,001 million yen.

Notes to the Consolidated Statement of changes in net assets:

1. The amounts are rounded down to the nearest million.
2. The number and class of shares issued and outstanding and treasury stock are as follows:

	March 31, 2007	Increase	Decrease	September 30, 2007
Issued shares	700	-	-	700
Common stock (in thousands)	700	-	-	700
Unlisted stock (in thousands)	-	-	-	-
Treasury stock	-	-	-	-
Common stock (in thousands)	-	-	-	-
Unlisted stock (in thousands)	-	-	-	-

3. The detail of cash dividend is as follows:

Date of declaration	May 25, 2007 (Board of directors' meeting)
Class of stock	Common stock
Total amount of cash dividends	3,500 million yen
Dividend per share	5,000 yen
Dividend record date	March 31, 2007
Effective date	June 11, 2007

Notes to the Consolidated Statement of Cash Flows:

1. The amounts are rounded down to the nearest million.
2. For the purpose of reporting cash flows, cash and cash equivalents are defined as cash and due from Bank of Japan ("BOJ") included in the Cash and due from bank in the consolidated balance sheet.
3. The reconciliation of the balance of cash and cash equivalents to the cash and due from banks in the consolidated balance sheet at the year end is as follows:

	(millions of yen)
Cash and due from banks	72,998
Due from banks excluding due from BOJ	(16,582)
Cash and cash equivalents	56,416

Segment Information

(1) Business segment information

Besides the banking business, certain consolidated subsidiaries engage in other businesses such as credit card business. Such information is, however, not disclosed since the proportion of those businesses in total is not significant.

(2) Geographic segment information

The information is not applicable since there is no foreign subsidiaries or branches.

(3) Ordinary income from overseas operations

The information is not disclosed since ordinary income from overseas operations is less than 10% of ordinary income on a consolidated basis.

Production, receipt of orders and distribution

The information is not applicable since there is no relevant information due to the nature of operations of banking business.

Lease transactions

The information is not disclosed since it is not significant at this time.

Investment Securities

(1) Available-for-sale securities with readily determinable fair value: (millions of yen)

	Cost	Carrying value	Net unrealized gain (loss)	Unrealized gain	Unrealized loss
Domestic equities	226	338	112	112	-
Domestic bonds	167,039	166,388	(650)	0	651
Government bonds	151,205	150,704	(501)	0	501
Municipal bonds	607	603	(4)	0	4
Corporate bonds	15,225	15,080	(144)	0	145
Others	86,661	82,424	(4,236)	337	4,574
Total	253,927	249,151	(4,775)	450	5,226

(2) Securities whose fair value is not readily available are as follows: (millions of yen)

	Balance sheet amount
Available-for-sale securities	
Unlisted shares (excluding shares of stock traded on the OTC market)	512
Corporate bonds	53,262
Others	674

Monetary Assets Held in Trust

(1) Monetary assets held in trust held-to-maturity:

Not applicable

(2) Monetary assets held in trust available-for-sale:

Not applicable

Unrealized Gain (Loss) on Available-for-sale Securities

Components of unrealized gain (loss) on available-for-sale securities: (millions of yen)

Gross valuation differences	(4,775)
Available-for-sale securities	(4,775)
Deferred tax assets (liabilities)	1,943
Unrealized gain (loss) on available-for-sale securities, net of taxes	(2,832)

Derivative transactions

The information is not disclosed since it is not significant at this time.

Stock options

The information is not disclosed since it is not significant at this time.

Business combinations

Not applicable

Per Share Information

Net assets 162,204.67 yen per share

Net income 24,857.47 yen per share

Notes: The basis in calculating net income per common share is as follows:

(millions of yen except number of shares)

	For the half fiscal year ended September 30, 2007
Net income	17,400
Amount not available to stockholders	-
Net income available to stockholders	17,400
Weighted average number of shares of common stock outstanding	700,000

Subsequent Events

No applicable

Non-Consolidated Financial Statements

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS

(millions of yen)	As of September 30, 2006 (A)	As of September 30, 2007 (B)	(B)-(A)	As of March 31, 2007 (C)	(B)-(C)
Assets:					
Cash and due from banks	106,810	72,823	(33,987)	71,894	929
Call loans	8,810	66,847	58,037	45,817	21,030
Monetary receivables bought	45,779	45,464	(315)	41,645	3,819
Trading securities	6	1	(5)	6	(5)
Monetary assets held in trust	3,643	3,600	(43)	3,624	(24)
Investment securities	301,627	308,525	6,898	323,599	(15,074)
Loans and bills discounted	1,083,948	1,191,064	107,116	1,164,946	26,118
Foreign exchange	384	312	(72)	1,261	(949)
Other assets	14,555	19,021	4,466	17,205	1,816
Tangible fixed assets	11,342	6,119	(5,223)	11,085	(4,966)
Intangible fixed assets	4,503	3,860	(643)	4,793	(933)
Deferred tax assets	13,000	14,385	1,385	12,014	2,371
Customers' liabilities for acceptances and guarantees	2,419	1,987	(432)	2,091	(104)
Reserve for possible loan losses	(20,648)	(16,415)	4,233	(16,599)	184
Total assets	1,576,183	1,717,599	141,416	1,683,388	34,211
Liabilities and stockholders' equity					
Liabilities:					
Deposits	1,416,867	1,507,421	90,554	1,484,137	23,284
Foreign exchange	3	6	3	30	(24)
Corporate notes	23,000	55,500	32,500	55,500	-
Other liabilities	39,436	39,088	(348)	38,163	925
Reserve for employees' bonuses	1,114	1,012	(102)	1,636	(624)
Reserve for executives' bonuses	708	745	37	1,086	(341)
Reserve for executives' retirement benefits	-	25	25	54	(29)
Acceptances and guarantees	2,419	1,987	(432)	2,091	(104)
Total Liabilities	1,483,548	1,605,785	122,237	1,582,699	23,086
Net assets:					
Common stock	21,000	21,000	-	21,000	-
Capital surplus	19,000	19,000	-	19,000	-
Capital reserve	19,000	19,000	-	19,000	-
Retained earnings	54,815	76,216	21,401	62,411	13,805
Earned surplus reserve	2,000	2,000	-	2,000	-
Other retained earnings	52,815	74,216	21,401	60,411	13,805
Total stockholders' equity	94,815	116,216	21,401	102,411	13,805
Unrealized loss on available-for-sale securities, net of taxes	(164)	(2,832)	(2,668)	(98)	(2,734)
Deferred loss on hedging instruments, net of taxes	(2,016)	(1,571)	445	(1,624)	53
Total valuation and translation adjustments	(2,180)	(4,403)	(2,223)	(1,723)	(2,680)
Total net assets	92,634	111,813	19,179	100,688	11,125
Total liabilities and net assets	1,576,183	1,717,599	141,416	1,683,388	34,211

Note: The amounts are rounded down to the nearest million.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF OPERATIONS

	For the year ended September 30,			For year ended
(millions of yen)	2006 (A)	2007 (B)	(B)-(A)	March 31, 2007
Ordinary income:	35,956	41,996	6,040	73,726
Interest income	24,264	27,251	2,987	50,595
Interest on loans and discounts	*19,710*	*21,559*	*1,849*	*41,036*
Interest and dividends on securities	*2,750*	*4,007*	*1,257*	*6,106*
Fees and commissions	5,745	7,446	1,701	12,789
Other operating income	1,450	1,274	(176)	3,039
Other ordinary income	4,495	6,023	1,528	7,301
Ordinary expenses:	24,400	28,359	3,959	52,008
Interest expenses	4,408	5,528	1,120	9,361
Interest on deposits	*4,324*	*5,056*	*732*	*8,979*
Fees and commissions	2,815	5,518	2,703	7,792
Other operating expenses	91	1,197	1,106	309
General and administrative expenses	14,949	15,734	785	31,014
Other ordinary expenses	2,136	379	(1,757)	3,530
Ordinary profits	11,555	13,637	2,082	21,717
Extraordinary gains	1,990	18,816	16,826	4,878
Extraordinary losses	44	3,018	2,974	101
Income before income taxes	13,501	29,435	15,934	26,494
Income taxes				
Current	5,202	12,663	7,461	9,926
Deferred	299	(532)	(831)	971
Net income	7,999	17,304	9,305	15,595

Note: The amounts are rounded down to the nearest million.

COMPARISON OF NON-CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

For the six months ended September 30, 2006

(millions of yen)

	Stockholders' equity					
		Capital surplus	Retained earnings			Total
	Common stock	Capital reserve	Earned surplus reserve	Other retained earnings	Total retained earnings	stockholders' equity
Balance at beginning of the period	**21,000**	**19,000**	**2,000**	**48,316**	**50,316**	**90,316**
Changes during the period						
Cash dividends	-	-	-	(3,500)	(3,500)	(3,500)
Net income	-	-	-	7,999	7,999	7,999
Net changes in items other than stockholders' equity	-	-	-	-	-	-
Total changes during the period	-	-	-	4,499	4,499	4,499
Balance at end of the period	**21,000**	**19,000**	**2,000**	**52,815**	**54,815**	**94,815**

	Valuation and translation adjustment			Total net assets
	Unrealized loss on available-for-sale securities, net of taxes	Deferred loss on hedging instruments, net of taxes	Total valuation and translation adjustments	
Balance at beginning of the period	**(427)**	**-**	**(427)**	**89,888**
Changes during the period				
Cash dividends	-	-	-	(3,500)
Net income	-	-	-	7,999
Net changes in items other than stockholders' equity	263	(2,016)	(1,752)	(1,752)
Total changes during the period	263	(2,016)	(1,752)	2,746
Balance at end of the period	**(164)**	**(2,016)**	**(2,180)**	**92,634**

For the six months ended September 30, 2007

(millions of yen)

	Stockholders' equity					
		Capital surplus	Retained earnings			Total
	Common stock	Capital reserve	Earned surplus reserve	Other retained earnings	Total retained earnings	stockholders' equity
Balance at beginning of the period	**21,000**	**19,000**	**2,000**	**60,411**	**62,411**	**102,411**
Changes during the period						
Cash dividends	-	-	-	(3,500)	(3,500)	(3,500)
Net income	-	-	-	17,304	17,304	17,304
Net changes in items other than stockholders' equity	-	-	-	-	-	-
Total changes during the period	-	-	-	13,804	13,804	13,804
Balance at end of the period	**21,000**	**19,000**	**2,000**	**74,216**	**76,216**	**116,216**

	Valuation and translation adjustment			Total net assets
	Unrealized loss on available-for-sale securities, net of taxes	Deferred loss on hedging instruments, net of taxes	Total valuation and translation adjustments	
Balance at beginning of the period	**(98)**	**(1,624)**	**(1,723)**	**100,688**
Changes during the period				
Cash dividends	-	-	-	(3,500)
Net income	-	-	-	17,304
Net changes in items other than stockholders' equity	(2,733)	53	(2,679)	(2,679)
Total changes during the period	(2,733)	53	(2,679)	11,125
Balance at end of the period	**(2,832)**	**(1,571)**	**(4,403)**	**111,813**

COMPARISON OF NON-CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS (Continued)

For the year ended March 31, 2007

(millions of yen)

	Stockholders' equity					
	Common stock	Capital surplus	Retained earnings			Total stockholders' equity
		Capital reserve	Earned surplus reserve	Other retained earnings	Total retained earnings	
Balance at beginning of the year	**21,000**	**19,000**	**2,000**	**48,316**	**50,316**	**90,316**
Changes during the year						
Cash dividends	-	-	-	(3,500)	(3,500)	(3,500)
Net income	-	-	-	15,595	15,595	15,595
Net changes in items other than stockholders' equity	-	-	-	-	-	-
Total changes during the year	-	-	-	12,095	12,095	12,095
Balance at end of the year	**21,000**	**19,000**	**2,000**	**60,411**	**62,411**	**102,411**

	Valuation and translation adjustment			Total net assets
	Unrealized loss on available-for-sale securities, net of taxes	Deferred loss on hedging instruments, net of taxes	Total valuation and translation adjustments	
Balance at beginning of the year	**(427)**	**-**	**(427)**	**89,888**
Changes during the year				
Cash dividends	-	-	-	(3,500)
Net income	-	-	-	15,595
Net changes in items other than stockholders' equity	329	(1,624)	(1,295)	(1,295)
Total changes during the year	329	(1,624)	(1,295)	10,799
Balance at end of the year	**(98)**	**(1,624)**	**(1,723)**	**100,688**

Notes: The amounts are rounded down to the nearest million.

Significant Accounting Change in Non-Consolidated Financial Statements

The Bank's reserve for possible loan losses is provided pursuant to the internal rules governing the write-offs of claims and the reserve for possible loan losses.
For collateralized or guaranteed claims against debtors who are legally bankrupt or virtually bankrupt, the amount of claims exceeding the estimated value of the collateral or guarantees, which is deemed uncollectible, has been charged-off against the respective claims.
In recent years, several claims exist after the method, considerable amounts were collected (e.g., sales of collateral). In view of these circumstances, starting from this fiscal year, the Bank has decided to discontinue the method and to adopt an accounting policy where claims will not be charged off until collections on claims are completed or the amount deemed uncollectible is determined. Instead, a reserve will be established for the uncollectible portion.
As a result of this accounting change, loans and reserve for possible loan losses increased by 3,412 million yen respectively, as compared with the amounts which would have been recorded under the previous method.
Ordinary profits increased by 3,279 million yen and extraordinary profits decreased by 3,279 million yen and income before income taxes had no impact on the non-consolidated statements of operations for the first half year ended September 30. 2007.



SELECTED FINANCIAL INFORMATION

For the First Half of Fiscal 2007

(Supplementary)


TOKYO
STAR
BANK
東京スター銀行

CONTENTS

I. Overview of Consolidated Business Results

Earnings and Returns

- Ordinary income, ordinary profit, and net income surpassed our revised forecasts on September 14, by 8.7%, 11.9% and 0.5% respectively.
- Net income more than doubled to Yen 17.4 billion compared to the prior year mainly due to profit on sale of our Head Office.
- Gross operating profit, excluding revenue derived from loan purchased at a discount, grew by Yen 2.0 billion or 8.8% to Yen 24.7 billion.
- Return on Assets and Return on Equity were 2.04% and 32.15%, respectively.

Growth and Margins

- Loans and discounted bills steadily increased by Yen 136.4 billion or 12.8% compared to the prior year, excluding the effect of the sale of non-core housing loan assets in October 2006.
- Net interest income, excluding income from loans purchased at a discount, increased by Yen 2.6 billion or 16%.
- Net fees and commissions, excluding income from loans purchased at a discount, increased by Yen 0.6 billion or 14%.
- Excluding the impact from revenue derived from loan purchased at a discount, actual loan yields improved to 3.23% from 3.12% year on year.
- Deposits increased by Yen 89.1 billion or 6.3% to Yen 1,503.3 billion, led by retail deposit acquisition and retention.

Asset Quality and Capital Adequacy

- Non-performing loan ratio (under the Financial Revitalization Law) was down to 2.99% from 3.05 % at the end of March 2007.
- Capital adequacy ratio and Tier I ratios improved to 10.54% and 8.81% respectively.

U.S. Sub-prime exposure

- In November, Moody's took certain ratings actions which impacted our CDOs with U.S. sub-prime exposure, decreasing the investment grade portion from 100% to 84%. On the other hand, S&P has taken no ratings actions on these securities, thus 100% of the securities remained investment grade.
- As a result of these recent actions taken by Moody's and our credit risk assessment, Tokyo Star Bank recorded Yen 2.0 billion in losses and reduced exposure to these CDOs by 28% to Yen 5.1 billion (0.34% of total loans and securities) compared with June 30, 2007.

<Reference>

<On a Consolidated Basis>

(millions of yen, except figures in percentage and yen)

	For the First Half of Fiscal 2007 (A)	Revised Forecasts* (B)	Change (A) - (B)	Change (%)	For the First Half of Fiscal 2006 (C)	Change (A) - (C)	Change (%)
Ordinary Income	42,420	39,000	3,420	8.7	36,629	5,791	15.8
Ordinary Profits	13,767	12,300	1,467	11.9	12,818	949	7.4
Net Income	17,400	17,300	100	0.5	8,162	9,238	113.1
Net Income per share (yen)	24,857.47	24,714.28	143.19	0.5	11,661.32	13,196.15	113.1

(* Revised on September 14, 2007)

II. Selected Financial Information for the First half of Fiscal 2007

1. Operating Results

【Consolidated basis】 *(millions of yen)*

	For the First Half of Fiscal 2007	For the First Half of Fiscal 2006	Increase/ (Decrease)
Gross Operating Profits	**27,134**	**26,068**	**1,066**
Net Interest Income	22,080	20,326	1,754
Net Fees and Commissions	4,995	4,379	616
Net Other Operating Income	57	1,362	(1,305)
General & Administrative Expenses	16,084	15,026	1,058
Provision for General Reserve for Possible Loan Losses	(2,112)	(585)	(1,527)
Other Income & Expenses	604	1,190	(586)
Net Gain & Loss on Equity Securities	385	310	75
Problem Claims related Costs	2,036	3,267	(1,231)
Write-offs of Loans	713	2,297	(1,584)
Provision for Specific Reserve for Possible Loan Losses	4,279	936	3,343
Net Gain & Loss on Sale of Loans	(2,956)	33	(2,989)
Other	2,256	4,147	(1,891)
Ordinary Profits	**13,767**	**12,818**	**949**
Extraordinary Gains & Losses	15,823	979	14,844
Net Gain & Loss on Sale of Fixed Assets	17,222	52	17,170
Gain on Sale of Fixed Assets	18,224	85	18,139
Loss on Disposition of Fixed Assets	1,001	32	969
Gain on Collection of Written-off Claims	619	939	(320)
Reversal of Reserve for Possible Loan Losses	-	-	-
Other	(2,019)	(12)	(2,007)
Income before Income Taxes	**29,590**	**13,797**	**15,793**
Income Taxes - Current	13,205	5,343	7,862
- Deferred	(1,014)	291	(1,305)
Net Income	**17,400**	**8,162**	**9,238**

Note: Gross Operating Profits = (Interest Income - Interest Expenses) + (Fees and Commission Income - Fees and Commission Expenses) + (Other Operating Income - Other Operating Expenses)

	For the First Half of Fiscal 2007	For the First Half of Fiscal 2006	Increase/ (Decrease)
Number of Consolidated Subsidiaries	2	3	(1)

【Non-consolidated basis】

(millions of yen)

	For the First Half of Fiscal 2007	For the First Half of Fiscal 2006	Increase/ (Decrease)
Gross Operating Profits	**23,739**	**24,154**	**(415)**
Net Interest Income	21,734	19,865	1,869
Net Fees and Commissions	1,928	2,930	(1,002)
Net Other Operating Income	76	1,359	(1,283)
General & Administrative Expenses	15,431	14,949	482
Personnel Expenses	6,232	5,743	489
Nonpersonnel Expenses	8,257	8,427	(170)
Taxes	942	778	164
Net Operating Income (before General Reserve and Goodwill)	**8,307**	**9,205**	**(898)**
Provision for General Reserve for Possible Loan Losses	-	-	-
Amortization of Goodwill	-	-	-
Net Operating Income	**8,307**	**9,205**	**(898)**
of which Net Gain & Loss on Bonds	(50)	45	(95)
Other Income & Expenses	5,329	2,349	2,980
Net Gain & Loss on Equity Securities	390	305	85
Problem Claims related Costs	(2,997)	1,982	(4,979)
Write-offs of Loans	2	1,982	(1,980)
Provision for Specific Reserve for Possible Loan Losses	-	-	-
Net Gain & Loss on Sale of Loans	(2,999)	-	(2,999)
Other	1,942	4,026	(2,084)
Ordinary Profits	**13,637**	**11,555**	**2,082**
Extraordinary Gains & Losses	15,798	1,945	13,853
Net Gain & Loss on Sale of Fixed Assets	17,224	53	17,171
Gain on Sale of Fixed Assets	18,224	85	18,139
Loss on Disposition of Fixed Assets	999	32	967
Gain on Collection of Written-off Claims	191	939	(748)
Reversal of Reserve for Possible Loan Losses	401	965	(564)
Other	(2,019)	(12)	(2,007)
Income before Income Taxes	**29,435**	**13,501**	**15,934**
Income Taxes - Current	12,663	5,202	7,461
- Deferred	(532)	299	(831)
Net Income	**17,304**	**7,999**	**9,305**

Composition of Revenue (Consolidated basis)

Our ordinary income includes revenue that is derived pursuant to the terms of our loans and bills discounted ***("Organic Revenue")***, as well as revenue that is derived from the amortization of the difference between the stated principal amount and book value, which initially is the purchase price, of our purchased loan from Tokyo *Sowa Bank* ***("Loan Purchase Revenue")***, we measure our performance based on "***Organic Revenue***."

Loan Purchase Revenue *(millions of yen)*

	For the First Half of Fiscal 2007	For the First Half of Fiscal 2006	Increase/ (Decrease)
Loan Purchase Revenue	**4,362**	**6,921**	**(2,559)**
Amortization included in Interest Income (A)	2,391	3,323	(932)
Amortization of Unearned Loan Purchase Revenue	2,436	3,577	(1,141)
Offset of Provision for General Reserve for Possible Loan Losses	(45)	(253)	208
Amortization included in Fees and Commissions (B)	41	44	(3)
Revenue included in Other Ordinary Income	1,884	3,300	(1,416)
Add-back of Offset of Provision for General Reserve for Possible Loan Losses	45	253	(208)

Gross Operating Profits *(millions of yen)*

	For the First Half of Fiscal 2007	For the First Half of Fiscal 2006	Increase/ (Decrease)
Gross Operating Profits (incl. Loan Purchase Revenue)	**27,134**	**26,068**	**1,066**
Net Interest Income	22,080	20,326	1,754
Organic Revenue (C)	19,689	17,002	2,687
Loan Purchase Revenue (=A)	2,391	3,323	(932)
Net Fees and Commissions	4,995	4,379	616
Organic Revenue (D)	4,954	4,335	619
Loan Purchase Revenue (=B)	41	44	(3)
Net Other Operating Income (E)	57	1,362	(1,305)

Gross Operating Profits related to Organic Revenue (C+D+E)	**24,701**	**22,700**	**2,001**

Unamortized Loan Purchase Revenue

(millions of yen)

	As of September 30, 2007	As of March 31, 2007	Increase/ (Decrease)	As of September 30, 2006	Increase/ (Decrease)
Unamortized Loan Purchase Revenue in Interest Income (excluding "Problem Loans" related)	12,845	17,735	(4,890)	21,763	(8,918)
Unamortized Unearned Guarantees in Fees and Commissions	710	752	(42)	795	(85)
Unamortized Loan Purchase Revenue	**13,556**	**18,487**	**(4,931)**	**22,558**	**(9,002)**

Note: "Problem Loans" means Bankruptcy claims, Quasi-Bankruptcy claims and Doubtful claims based on the Self-assessment Guideline.

Credit Costs (Consolidated basis)

Credit Costs

(millions of yen)

	For the First Half of Fiscal 2007	For the First Half of Fiscal 2006	Increase/ (Decrease)
Provision for General Reserve for Possible Loan Losses	(2,112)	(585)	(1,527)
Provision for Specific Reserve for Possible Loan Losses	4,279	936	3,343
Write-offs of Loans	713	2,297	(1,584)
Net Gain & Loss on Sale of Loans	(2,956)	33	(2,989)
Credit Costs excluding Offset of Provision for General Reserve for Possible Loan Losses with respect to Purchased Loans against Loan Purchase Revenue	(75)	2,681	(2,756)
Offset of Provision for General Reserve for Possible Loan Losses with respect to Purchased Loans against Loan Purchase Revenue	45	253	(208)
Credit Costs before offsetting Gain on Collection of Written-off Claims	(30)	2,935	(2,965)
Offset of Gain on Collection of Written-off Claims	(619)	(939)	320
Credit Costs (Adjusted)	**(649)**	**1,995**	**(2,644)**

2. Return on Equity

(%)

	For the First Half of Fiscal 2007 (A)	For the First Half of Fiscal 2006 (B)	Increase/ (Decrease) (A)-(B)
Consolidated Basis	32.15	17.60	14.55
Non-consolidated Basis	32.48	17.48	15.00

3. Net Interest Margin after General & Administrative Expenses
(excluding International Operations, Non-consolidated)

(%)

	For the First Half of Fiscal 2007 (A)	For the First Half of Fiscal 2006 (B)	Increase/ (Decrease) (A)-(B)
(1) Return on Interest-Earning Assets (A)	3.14	3.11	0.03
(a) Yields on Loans	3.51	3.66	(0.15)
(b) Yields on Securities	2.18	1.13	1.05
(2) Financing Costs including General & Administrative Expenses (B)	2.61	2.67	(0.06)
(a) Yields on Deposits	0.59	0.53	0.06
(b) Yields on Other External Liabilities	0.45	0.08	0.37
(3) Net Interest Margin after General & Administrative Expenses (A) - (B)	0.53	0.44	0.09

4. Gain & Loss on Securities (Non-consolidated)

(millions of yen)

	For the First Half of Fiscal 2007 (A)	For the First Half of Fiscal 2006 (B)	Increase/ (Decrease) (A)-(B)
Net Gain & Loss on Bonds	(50)	45	(95)
Gain on Sales	7	76	(69)
Gain on Redemption	—	—	—
Loss on Sales	57	31	26
Loss on Redemption	—	—	—
Write-off	—	—	—
Net Gain & Loss on Equity Securities	390	305	85
Gain on Sales	390	306	84
Loss on Sales	—	—	—
Write-off	—	0	0

5. Capital Adequacy Ratio (Domestic standards) (Preliminary)

【Consolidated】 *(millions of yen)*

		As of September 30, 2007 Preliminary (A)	As of March 31, 2007 (B)	Increase/ (Decrease) (A)-(B)	As of September 30, 2006 (B)	Increase/ (Decrease) (A)-(B)
(1)	**Capital Adequacy Ratio**	**10.54**	**9.52**	**1.02**	**9.27**	**1.27**
(2)	Tier I Capital	115,106	100,447	14,659	95,936	19,170
	Tier I Ratio	8.81	7.77	1.04	8.38	0.43
(3)	Tier II Capital	23,665	23,571	94	10,152	13,513
(4)	Reductions	947	1,058	(111)	—	947
(5)	Capital (2)+(3)-(4)	137,824	122,960	14,864	106,088	31,736
(6)	Credit Risk-adjusted Assets	1,213,568	1,197,523	16,045	1,144,333	69,235
(7)	Operational Risks	92,891	93,965	(1,074)		
(8)	Risk-adjusted Assets (6)+(7)	1,306,460	1,291,489	14,971	1,144,333	162,127

【Non-consolidated】 *(millions of yen)*

		As of September 30, 2007 Preliminary (A)	As of March 31, 2007 (B)	Increase/ (Decrease) (A)-(B)	As of September 30, 2006 (B)	Increase/ (Decrease) (A)-(B)
(1)	**Capital Adequacy Ratio**	**10.38**	**9.42**	**0.96**	**9.13**	**1.25**
(2)	Tier I Capital	113,384	98,813	14,571	94,650	18,734
	Tier I Ratio	8.73	7.67	1.06	8.25	0.48
(3)	Tier II Capital	22,401	23,543	(1,142)	10,169	12,232
(4)	Reductions	947	1,058	(111)	—	947
(5)	Capital (2)+(3)-(4)	134,838	121,297	13,541	104,820	30,018
(6)	Credit Risk-adjusted Assets	1,212,959	1,200,037	12,922	1,147,140	65,819
(7)	Operational Risks	85,521	86,907	(1,386)		
(8)	Risk-adjusted Assets (6)+(7)	1,298,481	1,286,945	11,536	1,147,140	151,341

Notes: 1. As a new standard on Capital Adequacy Ratio, Financial Services Agency Ordinance Announcement No.19, is applied from March 31, 2007, figures are based on the new standard. (except figures as of September 30, 2006 which are based on the previous standard)
2. "Credit Risk-adjusted Assets" is calculated on "Standard Method."
3. "Operational Risks" is equivalent amounts of operational risks divided by 8%.

III. Loan Portfolio & Deposits

Change of accounting policy regarding write-offs for Non Performing Loans

The Bank's reserve for possible loan losses is provided pursuant to the internal rules governing the write-offs of claims and the reserve for possible loan losses.
For collateralized or guaranteed claims against debtors who are legally bankrupt or virtually bankrupt, the amount of claims exceeding the estimated value of the collateral or guarantees, which is deemed uncollectible, has been charged-off against the respective claims ("Partial write-offs").
In recent years, several claims exist after Partial write-offs, considerable amounts were collected (e.g., sales of collateral). In view of these circumstances, starting from this fiscal year, the Bank has decided to discontinue Partial write-offs and to adopt an accounting policy where claims will not be charged off until collections on claims are completed and/or the amount deemed uncollectible is determined. Instead, a reserve will be established for the uncollectible portion.
For the purpose of reference, the balances, in case of continuing Partial write-offs, of Risk-managed Loans & Bills Discounted as well as Disclosed Claims under Financial Revitalization Law will be presented below.

1. Status of Risk-Managed Loans & Bills Discounted

【Consolidated】 *(millions of yen)*

	As of September 30, 2007 (A)	(Reference) In case of continuing Partial Write-offs	As of March 31, 2007 (B)	Increase/ (Decrease) (A)-(B)	As of September 30, 2006 (B)	Increase/ (Decrease) (A)-(B)
Loans to Bankrupt Borrowers	3,271	687	805	2,466	1,074	2,197
Past Due Loans	20,324	16,809	20,451	(127)	26,822	(6,498)
Loans Past Due 3 Months or More	1,077	1,077	2	1,075	4	1,073
Restructured Loans	10,996	10,996	14,261	(3,265)	11,855	(859)
Total (A)	35,669	29,570	35,521	148	39,757	(4,088)
Ending Balance of Loans and Bills Discounted (B)	1,199,038	1,192,939	1,169,024	30,014	1,088,095	110,943
Ratio of Risk-Managed Loans to Total Loans and Bills Discounted (%) (A/B X 100)	2.97	2.47	3.03	(0.06)	3.65	(0.68)
Amounts Secured (C)	22,406	16,307	21,027	1,379	25,385	(2,979)
Coverage Ratio (%) (C/A X 100)	62.81	55.14	59.19	3.62	63.85	(1.04)

【Non-consolidated】 *(millions of yen)*

	As of September 30, 2007 (A)	(Reference) In case of continuing Partial Write-offs	As of March 31, 2007 (B)	Increase/ (Decrease) (A)-(B)	As of September 30, 2006 (B)	Increase/ (Decrease) (A)-(B)
Loans to Bankrupt Borrowers	2,720	587	633	2,087	923	1,797
Past Due Loans	17,284	16,005	19,482	(2,198)	25,690	(8,406)
Loans Past Due 3 Months or More	1,077	1,077	2	1,075	4	1,073
Restructured Loans	10,996	10,996	14,261	(3,265)	11,642	(646)
Total (A)	32,078	28,666	34,380	(2,302)	38,261	(6,183)
Ending Balance of Loans and Bills Discounted (B)	1,191,064	1,187,652	1,164,946	26,118	1,083,948	107,116
Ratio of Risk-Managed Loans to Total Loans and Bills Discounted (%) (A/B X 100)	2.69	2.41	2.95	(0.26)	3.53	(0.84)
Amounts Secured (C)	20,965	17,553	21,398	(433)	25,449	(4,484)
Coverage Ratio (%) (C/A X 100)	65.35	61.23	62.24	3.11	66.51	(1.16)

2. Disclosed Claims under Financial Revitalization Law

【Consolidated】

(millions of yen)

	As of September 30, 2007 (A)	(Reference) In case of continuing Partial Write-offs	As of March 31, 2007 (B)	Increase/ (Decrease) (A)-(B)	As of September 30, 2006 (B)	Increase/ (Decrease) (A)-(B)
Bankruptcy and Quasi-Bankruptcy	9,288	3,189	3,721	5,567	4,613	4,675
Doubtful	14,661	14,661	17,869	(3,208)	23,746	(9,085)
Sub-standard	12,073	12,073	14,264	(2,191)	11,860	213
Sub-Total (A)	36,023	29,924	35,855	168	40,219	(4,196)
Normal	1,167,666	1,167,666	1,138,895	28,771	1,053,093	114,573
Total (B)	1,203,690	1,197,591	1,174,751	28,939	1,093,313	110,377
Ratio of Problem Loans to Total Claims (A/B X 100) (%)	2.99	2.49	3.05	(0.06)	3.68	(0.69)
Amounts Secured (C)	22,430	16,331	21,320	1,110	25,719	(3,289)
Coverage Ratio (C/A X 100) (%)	62.26	54.57	59.46	2.80	63.94	(1.68)

【Non-consolidated】

(millions of yen)

	As of September 30, 2007 (A)	(Reference) In case of continuing Partial Write-offs	As of March 31, 2007 (B)	Increase/ (Decrease) (A)-(B)	As of September 30, 2006 (B)	Increase/ (Decrease) (A)-(B)
Bankruptcy and Quasi-Bankruptcy	6,074	2,662	2,998	3,076	3,784	2,290
Doubtful	14,459	14,459	17,647	(3,188)	23,490	(9,031)
Sub-standard	12,073	12,073	14,264	(2,191)	11,646	427
Sub-Total (A)	32,608	29,196	34,910	(2,302)	38,922	(6,314)
Normal	1,163,202	1,163,202	1,135,902	27,300	1,050,099	113,103
Total (B)	1,195,810	1,192,398	1,170,812	24,998	1,089,021	106,789
Ratio of Problem Loans to Total Claims (A/B X 100) (%)	2.72	2.44	2.98	(0.26)	3.57	(0.85)
Amounts Secured (C)	21,166	17,754	21,886	(720)	25,981	(4,815)
Coverage Ratio (C/A X 100) (%)	64.91	60.80	62.69	2.22	66.75	(1.84)

3. Reserve for Possible Loan Losses (Non-consolidated)

(millions of yen)

	As of September 30, 2007 (A)	(Reference) In case of executing Partial Write-offs	As of March 31, 2007 (B)	Increase/ (Decrease) (A)-(B)	As of September 30, 2006 (B)	Increase/ (Decrease) (A)-(B)
General Reserve for Possible Loan Losses	6,901	6,901	9,916	(3,015)	12,058	(5,157)
Specific Reserve for Possible Loan Losses	9,513	6,101	6,683	2,830	8,590	923
Total Reserve for Possible Loan Losses	16,415	13,003	16,599	(184)	20,648	(4,233)
Total Loans and Bills Discounted	1,191,064	1,187,652	1,164,946	26,118	1,083,948	107,116
Ratio of Total Reserve for Possible Loan Losses to Total Loans and Bills Discounted (%)	1.37	1.09	1.42	(0.05)	1.90	(0.53)

4. Classifications of Loans & Bills Discounted (Non-consolidated)

1) Classification by Type of Borrower Industry

(millions of yen)

	As of September 30, 2007 (A)	As of March 31, 2007 (B)	Increase/ (Decrease) (A)-(B)	As of September 30, 2006 (B)	Increase/ (Decrease) (A)-(B)
Domestic (excluding offshore banking account)	1,191,064	1,164,946	26,118	1,083,948	107,116
Manufacturing	23,129	16,734	6,395	16,157	6,972
Agriculture	418	191	227	291	127
Forestry	51	56	(5)	137	(86)
Fishery	187	204	(17)	100	87
Mining	2	3	(1)	301	(299)
Construction	11,771	9,716	2,055	7,497	4,274
Utilities	1,286	1,648	(362)	949	337
Communications and information	4,855	7,166	(2,311)	13,320	(8,465)
Transportation	10,649	9,715	934	8,703	1,946
Wholesale and retail	25,816	28,597	(2,781)	30,074	(4,258)
Banks and other financial institutions	67,328	70,666	(3,338)	78,467	(11,139)
Real estate	318,530	333,467	(14,937)	325,543	(7,013)
Services	183,935	177,735	6,200	152,971	30,964
Municipal government	852	928	(76)	1,009	(157)
Other	542,246	508,113	34,133	448,421	93,825
Overseas and Offshore Banking Account	—	—	—	—	—
Governments and official institutions	—	—	—	—	—
Financial institutions	—	—	—	—	—
Other	—	—	—	—	—
Total	1,191,064	1,164,946	26,118	1,083,948	107,116

2) Consumer Loans

(millions of yen)

	As of September 30, 2007 (A)	As of March 31, 2007 (B)	Increase/ (Decrease) (A)-(B)	As of September 30, 2006 (B)	Increase/ (Decrease) (A)-(B)
Consumer Loans	460,632	427,404	33,228	373,146	87,486
Housing Loans	391,181	359,676	31,505	317,606	73,575
Other Consumer Loans	69,451	67,728	1,723	55,540	13,911

3) Loans to Small- and Medium-sized Enterprises and Individuals

(millions of yen)

	As of September 30, 2007 (A)	As of March 31, 2007 (B)	Increase/ (Decrease) (A)-(B)	As of September 30, 2006 (B)	Increase/ (Decrease) (A)-(B)
Loans to Small and Medium-sized Enterprises and Individuals (A)	1,074,570	1,055,662	18,908	1,013,418	61,152
Total Loans and Bills Discounted (B)	1,191,064	1,164,946	26,118	1,083,948	107,116
Ratio of Loans to Small and Medium-sized Enterprises and Individuals to Total Loans and Bills Discounted ((A)/(B) X 100) (%)	90.21	90.61	(0.40)	93.49	(3.28)

5. Balances of Loans and Deposits

(millions of yen)

		As of September 30, 2007 (A)	As of March 31, 2007 (B)	Increase/ (Decrease) (A)-(B)	As of September 30, 2006 (B)	Increase/ (Decrease) (A)-(B)
Deposits	Consolidated (Ending Bal.)	1,503,330	1,480,455	22,875	1,414,196	89,134
	Non-consolidated (Ending Bal.)	1,507,421	1,484,137	23,284	1,416,867	90,554
	Non-consolidated (Average Bal.)	1,495,028	1,413,538	81,490	1,384,623	110,405
Loans and Bills Discounted	Consolidated (Ending Bal.)	1,199,038	1,169,024	30,014	1,088,095	110,943
	Non-consolidated (Ending Bal.)	1,191,064	1,164,946	26,118	1,083,948	107,116
	Non-consolidated (Average Bal.)	1,196,041	1,088,453	107,588	1,072,221	123,820

82-35006

Financial Freedom



The Tokyo Star Bank, Limited

December 3, 2007

東京スター銀行

The following materials contain statements that constitute forward-looking statements, plans for the future, management targets, etc. relating to the Company and its subsidiaries. These forward-looking statements are based on current assumptions of future events and trends, which may be incorrect. Actual results may differ materially from those in the statements as a result of various factors.

Unless otherwise noted, the financial data contained in these materials are presented under Japanese GAAP. The Company disclaims any obligation to update or to announce any revision to forward-looking statements to reflect future events or developments. Unless otherwise specified, all the financials are shown on a consolidated basis.

Information concerning financial institutions other than the Company and its subsidiaries are based on publicly available information.

Business Update


東京スター銀行


Branch and ATM Channels
Branches
35 (Financial Lounges:24*)
ATMs
2,507 ATMs in 2,417 locations as of Sep. 07
(Operating in 43 prefectures out of 47)
Kichijoji
Opened in Oct 07
Sendai
Opened in Nov 06
Nagoya
Upgraded in July 06
Urawa
Renewed in Dec 07
Fukuoka
Upgraded in March 07
Osaka
Opened in June 04
Expanding nationwide to serve more customers
*Including Kichijoji and Urawa
4
Financial Freedom
東京スター銀行

Network in Tokyo Metropolitan Area

Tokyo

Kichijoji
Oct 07

Urawa
Dec 07

Kanagawa

Branches 31

(Financial Lounges: 20*)

○ Financial Lounge
▽ Non-Financial Lounge

Optimizing footprint in Tokyo

*Including Kichijoji and Urawa

Distribution Components

Financial Lounge




Consultation Center



TSB Out-Sales Force

ATM Network/Sites



Website



Call Center



Other Banks

Alliance & Agency



Integrated channels to drive growth and efficiency

Structured Yen Time Deposit


(JPY in billions)
[As of Dec.07]
0.90%
(per year)
1.00%
(per year)
1.10%
(per year)
1 year
2 years
3 years
18.7
24.0
29.4
36.1
51.4
68.1
82.1
95.2
117.8
138.8
159.4
195.0
215.7
232.9
243.6
254.9
294.8
320.3
Apr 2006
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Jan 2007
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep

In 18 months, new product category comprises 25% of retail deposit base

Primary Retail Lending Products

(JPY in billions)


StarOne Mortgage
225.4
311.6
+38%
Sep 06
Sep 07
BANK BEST
49.0
63.7
+30%
Sep 06
Sep 07

Strong growth from secured and unsecured products




東京スター銀行

New SOM

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浮かせよう。


新

- Competitive pricing for refinancing through internet channel
- "Benefits Package"
  - Free loan maintenance
  - Insurance Options
    Hospitalization etc.
- "Payment holiday"

Product enhancement to sustain high growth

Retail Investment Products

Sales

(JPY in billions)

+19%

	FY06 1H	FY07 1H
Total	43.8	52.1
Mutual Fund	20.2	25.5

☐ Mutual Fund ☐ Variable Annuity

Fee Income

(JPY in millions)



+25%
2,074
2,607
1,034
1,315
1,040
1,292
FY06 1H
FY07 1H
Mutual Fund
Variable Annuity

Growth driven by new branches and sales productivity



東京スター銀行

1H Retail Investment Product Fee Income

(JPY in millions)

Bank (# of branches*)	Mutual Fund	Variable Annuity	**Total**	**Total Asset**** (as of Sep. 07)
77 Bank (140)	727	187	**914**	**5,614,097**
Hiroshima Bank (164)	2,435	1,265	**3,700**	**6,128,071**
Fukuoka Bank (167)	3,346	1,086	**4,432**	**8,062,008**
Tokyo Star Bank (35)	**1,292**	**1,315**	**2,607**	**1,717,599**

Source: Nikkin Report Vol.1009, Nikkin Investment Trust & Pensions News Vol.484, and each bank's disclosure

Large fees & commissions relative to our size

*As of Mar. 07 (manned branches including sub-branches, excluding overseas offices) **Non-consolidated



東京スター銀行

Corporate Business Strategy

Core Areas
Portfolio Optimization
Strategic Growth Areas

- Real estate
- Structured finance

- Active portfolio monitoring & management
- Non-performing loan sales
- Non-strategic loan sales
- Strategic asset purchases

- Ship finance
- Healthcare
- Leveraged finance

Balancing growth and profitability

Corporate Product Evolution

2002 | 2003 | 2004 | 2005 | 2006 | 2007

Product	2007/9 Outstanding
Corporate Lending	¥244.1bn
Real Estate Non-Recourse Loan	¥155.6bn
Securitization Structures	¥75.0bn
Apartment Non-Recourse Loan	¥11.4bn
Healthcare	¥16.3bn
Environment	¥12.1bn
LBO Finance	¥20.5bn
Ship Finance	¥42.3bn

Innovation and new segments are key strategic components

FY2007 1H Update



FY07 Income Progression
Growth
Earnings
ROA
ROE
Stability
Efficiency
(JPY in billions)
Original Forecast (May-25)
Revised Forecast (Sep-14)
Actual
Operating Revenues
76.4
76.4
37.0
39.0
42.4
19.5
FY07 1Q
FY07 1H
FY07
Operating Profit
21.5
10.3
12.3
13.7
6.2
FY07 1Q
FY07 1H
FY07
Net Income
23.0
10.3
17.3
17.4
3.7
FY07 1Q
FY07 1H
FY07
Exceeded original and revised forecasts
15
Financial Freedom
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Growth
Earnings
ROA
ROE
Stability
Efficiency
Pre-Tax Income – First Half Actuals 07 vs First Half 06
(JPY in billions)
13.7
(2.5)
11.2
2.0
(1.1)
(0.3)
2.5
14.4
15.2
29.5
+28%
FY06 1H Actuals
LPR Decline
FY06 1H Excluding LPR
Gross Operating Profit*
G&A Expenses
Credit Costs (Adjusted)
Other Income/ Expense*
FY07 1H Excluding X-Items
X-Items
FY07 1H Actuals
Earnings more than doubled, and up 28% excluding LPR & X-items
(*) Excludes income on loans purchased at a discount.


Growth
Earnings
ROA
ROE
Stability
Efficiency
Loans
(JPY in billions)
GHL
Other
Retail
Corporate
1,088.1
25.4
1,062.6*
7.1*
393.0
662.5
+13%*
+27%
+5%
1,199.0
8.3
497.9
692.6
+136.4*
+1.2*
+104.9
+30.1
FY06 1H Actuals
FY07 1H Actuals
Both business segments contributing to double digit growth

(*) Excluding sales of GHL assets



Loan Portfolio Diversification
Growth
Earnings
ROA
ROE
Stability
Efficiency
March 2003
568.5
Corporate
Real Estate
88.9 (16%)
Wholesale
Consumer Finance
83.9 (15%)
Other
Consumer
31.0 (5%)
Retail
Mortgages
129.0 (23%)
Other
Corporate Lending
235.7 (41%)
September 2007
1,199.0
(JPY in billions)
Corporate
Real Estate
146.8 (12%)
Ship
Finance
42.3
(4%)
Non-Recourse
Real Estate
155.6 (13%)
Retail Mortgages
(Legacy)
69.3 (6%)
Non-Recourse
Services
97.8 (8%)
Other
Corporate Lending
244.1 (20%)
Deposit-linked Mortgage
(STARONE MORTGAGE)
311.5 (26%)
Debt
Consolidation
(BANK BEST)
63.7 (5%)
Others
30.0 (3%)
Wholesale
Consumer Finance
5.9 (0.5%)
SBL
31.9 (3%)
New Business Lines/Products
Growth and diversification driven by new products
18
Financial Freedom
東京スター銀行



Growth
Earnings
ROA
ROE
Stability
Efficiency
Gross Operating Profit*
(JPY in billions)
22.7
Net Other Operating Income
1.3
Net fees
4.3
Net Interest Income
17.0
+9%
-96%
+14%
+16%
24.7
0.0
4.9
19.6
+2.0
(1.2)
+0.6
+2.6
FY06 1H Actuals
FY07 1H Actuals
% Interest
74.9%
79.7%
Generating strong growth from lending and fee activities

(*) Excludes income on loans purchased at a discount.


Growth
Earnings
ROA
ROE
Stability
Efficiency
Total Net Revenue
(JPY in billions)
30.7
32.7
+6%
+2.0
LPR
6.9
-37%
4.3
(2.5)
Gross operating profit*
22.7
+9%
24.7
+2.0
Other Income/Expense*
1.1
3.2X
3.7
+2.5
FY06 1H Actuals
FY07 1H Actuals
% LPR
22.5%
13.2%
Strong core revenue growth translating to total revenue growth
(*) Excludes income on loans purchased at a discount. FY07 includes ¥2.9 bil gains from loan sale
Financial Freedom
東京スター銀行



Growth
Earnings
ROA
ROE
Stability
Efficiency
Yields
Reported Loan Yield (1)
LPR Impact
Organic Loan Yield
All-in Yield (2)
3.74%
(0.62%)
3.12%
2.78%
3.63%
(0.40%)
3.23%
3.07%
FY06 1H Actuals
FY07 1H Actuals
Funding Cost (3)
Net Interest Margin (4)
0.52%
2.28%
0.66%
2.43%
Loan yield and overall yield continue to expand

(1) Loan Interest Income divided by average loans (2) (Interest Income minus LPR & Swap Income) divided by average interest-bearing assets
(3) (Interest Expense minus Swap Income) divided by average interest-bearing liabilities (4) Net Interest Income divided by average interest-bearing assets


Growth
Earnings
ROA
ROE
Stability
Efficiency
Deposits*
(JPY in billions)
1,414.2
+6%
1,503.3
+89.1
Corporate
263.6
+1%
265.9
+2.3
Retail
1,150.5
+8%
1,237.4
+86.9
FY06 1H Actuals
FY07 1H Actuals
Loan growth funded with deposits...Not dependent on capital markets
(*) Excludes Negotiable Certificate of Deposits
Financial Freedom
東京スター銀行


Growth
Earnings
ROA
ROE
Stability
Efficiency
Credit Costs
(JPY in billions)
Amount
% of average loans*
Excluding Loan Sale
1.9
0.37%
2.3
0.38%
0.6
FY06 1H Actuals
FY07 1H Actuals
Maintaining credit cost ratio in more challenging credit environment
(*) Net credit Write-Offs/Average loans (Annualized)
Financial Freedom
東京スター銀行


Growth
Earnings
ROA
ROE
Stability
Efficiency
Non Performing Loans*
(JPY in billions)
Amount
Ratio
40.2
3.68%
-19%
36.0
2.99%
FY06 1H Actuals
FY07 1H Actuals
Declining NPL ratio
(*) Based on Financial Revitalization Law
24
Financial Freedom
東京スター銀行


Growth
Earnings
ROA
ROE
Stability
Efficiency
Capital Adequacy
(JPY in billions)
Overall Ratio
Tier I Ratio
9.27%
8.38%
10.54%
8.81%
FY06 1H Actuals
FY07 1H Actuals*

	FY06 1H Actuals	FY07 1H Actuals*
Tier I Capital	95.9	115.1
Risk Capital	106.0	137.8
Risk-adjusted Assets	1,144.3	1,306.4

Strong first half profit added to capital cushion

(*) Based on Basel II Methodology


Growth
Earnings
ROA
ROE
Stability
Efficiency
Efficiency
(JPY in billions)
FY06 1H FY07 1H
G&A Expenses 15.0 16.0 +1.0 (+7.0%)
Gross Operating Profit* 22.7 24.7 +2.0 (+8.8%)
Net interest income*+Net fees* 21.3 24.6 +3.3 (+15.5%)
vs Gross Operating Profit*
66.2%
-2%
65.1%
FY06 1H
FY07 1H
vs Net interest income* +Net fees*
70.4%
-7%
65.2%
FY06 1H
FY07 1H
Improvement in efficiency ratios
(*) Excludes income on loans purchased at a discount.
26
Financial Freedom
東京スター銀行


Growth
Earnings
ROA
ROE
Stability
Efficiency
Return on Assets/Return on Equity
ROE
ROA
ROE (Excluding Extraordinary Profit)
ROA (Excluding Extraordinary Profit)
32.15%
2.04%
15.63%
0.99%
17.61%
1.06%
FY06 1H Actuals
FY07 1H Actuals
Asset-to-Equity Ratio
16.7
15.8
Strong returns, even after excluding extraordinary items
27
Financial Freedom
東京スター銀行

Appendix

Composition of Earnings in Management Format

(JPY in millions)

	FY07 1H Actual	FY06 1H Actual	Better/(Worse)
Loan Interest Income [1]	19,522	16,858	2,664
Securities Interest Income	4,007	2,750	1,257
Other Interest Income [2]	1,302	1,070	232
Interest Income [1][2]	24,832	20,679	4,153
Interest Expense [2]	(5,142)	(3,677)	(1,465)
Net Interest Income [1]	19,689	17,002	2,687
Net Fees and Commissions [1]	4,954	4,335	619
Net Other Operating Income	57	1,362	(1,305)
Gross Operating Profit [1]	24,701	22,700	2,001
Net Other Income / (Expense) [1]	3,713	1,157	2,556
Loan Purchase Revenue	4,362	6,921	(2,559)
Total Net Revenue	32,776	30,779	1,997
General and Administrative Expense	(16,084)	(15,026)	(1,058)
Credit Costs (Adjusted)	(2,307)	(1,995)	(312)
Extraordinary Income / (Loss)	15,204	40	15,164
Pre-tax Profit	29,590	13,797	15,793
Taxes	(12,191)	(5,635)	(6,556)
Net Income	**17,400**	**8,162**	**9,238**

(1) Excludes income on loans purchased at a discount. (2) Swap income adjusted




東京スター銀行

Composition of Loan Purchase Revenue (LPR)

(JPY in millions)

	FY07 1H	FY06 1H	Better/ (Worse)
Amortization included in Interest Income	2,391	3,323	(932)
Amortization of Unearned Loan Purchase Revenue	2,436	3,577	(1,141)
Offset of Provision for General Reserve for Possible Loan Losses	(45)	(253)	208
Amortization included in Fees and Commissions	41	44	(3)
Revenue included in Other Ordinary Income	1,884	3,300	(1,416)
Add-back of Offset of Provision for General Reserve for Possible Loan Losses	45	253	(208)
Loan Purchase Revenue (LPR)	**4,362**	**6,921**	(2,559)

CDOs with Sub-prime Exposure

As of September 30, 2007

(JPY in billions)

Risk-adjusted assets*	Risk Capital*	CDOs with Sub-prime exposure
1,306.4	137.8	5.1

0.39% of Risk-adjusted assets

3.70% of Risk Capital

Limited exposure

(*) Based on Basel II Methodology

Breakdown by Channel

(As of March 07)

Branch	Website	Call Center







StarOne Mortgage*


24%
38%
35%

BANK BEST*

38%

62%

Structured Yen Time Depo**


49%
34%
16%

Using multiple channels to attract and serve customers

* Point of application (No application received at branches for BANK BEST) ** Point of purchase




東京スター銀行

Corporate Customer Segmentation

Company Size
Big
Middle
Small
Micro
/ One-man
/ Individual
Mega-banks,
Large Security Companies
TSB
Regional Banks
Cooperative banks,
Credit associations
Low
High
Value-added
Service Level

Serving a large market segment ...




東京スター銀行

Main Retail Loan Products

StarOne Mortgage

- First deposit-linked mortgage in Japan (Feb.03)
- Higher interest rate in exchange for convenience

As of November 07 (campaign rates)

Bank A	initial 5 years	1.90% fix
Bank B	initial 5 years	1.95% fix
TSB	initial 5 years	3.25% fix


Principal with interest
<Loan>
<Deposit>

BANK BEST

- Interest rates 10.5% to 14.5%
- Maximum ¥10MM, 7 years
- Reduces burden of debt repayment through consolidation

⇒ **Debtor to Investor**


Consumer Finance A
Consumer Finance B
Consumer Finance C
BANK BEST
Investment products
Maximum 7 years

Approach to Customers

Financial Freedom



Education

Help customers acquire financial knowledge



Solutions

Provide customers with personalized solutions



Partnership

Build trusted relationships with customers



<Financial Lounge>



<Financial Coach>

<In-Branch Seminar>


History of TSB
June: Started operation
Purchased assets from Tokyo Sowa Bank without public funds injected
June: Opened Osaka Branch
Oct: Listed on 1st Section of TSE
Jul: Upgraded Nagoya Sub-Branch into Branch
Oct: JCR Rating Upgraded to "A"
Nov: 1st Issuance of public debt
Nov: Opened Sendai Branch
Mar: Upgraded Fukuoka Sub-Branch into Branch
Oct: Opened Kichijoji Branch
Dec: Renewed Urawa Branch
2001
2002
2003
2004
2005
2006
2007
Feb: StarOne Mortgage
May: BANK BEST
Sep: Reverse Mortgage
Feb: Structured ¥ Time Depo
Jun: Commodity Index-Linked FCY Structured Depo
Financial Freedom
東京スター銀行